OPEN PORT TECHNOLOGY, INC.




                                December 14, 2000


VIA EDGAR AND COURIER

James M. Daly
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Divison of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549


        RE:       Open Port Technology, Inc.
                  Commission File No. 333-34040  Application for Withdrawal
                  ---------------------------------------------------------


Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-34040 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on April 5, 2000.

Pursuant to the Registration Statement, the Registrant proposed to register 4,600,000 shares of its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public. The marketplace for the Shares during the period since the Registrant's initial filing did not present a sufficiently attractive opportunity to proceed with the sale of the Shares. The Registrant does not anticipate that it will engage in an offering of its securities in the foreseeable future. The Registrant did not print or distribute any preliminary prospectuses, nor has the Registrant actively offered or sold any securities under the Registration Statement and all activity in pursuit of the offering was discontinued as of July 10, 2000.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Neal. I. Aizenstein at (312) 876-8938, or in his absence Paul D. Zier at (312) 876-1264, both of Sonnenschein, Nath & Rosenthal, legal counsel to the Registrant in connection with the Registration Statement.

                                   Sincerely,

                                   Open Port Technology, Inc.

                                   /s/ Clarissa Cerda

                                   Clarissa Cerda
                                   General Counsel


cc:      Elliot Staffin
         Eric West
         Dennis Muse
         John Hession
         Janet Smerling LeVee
         Linda C. Harris
         Neal I. Aizenstein
         Paul D. Zier